082-03116



GREAT QUEST
METALS LTD.





10015121

January 18, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy each of the Company's news releases that were issued on January 15 and January 18, 2010. These releases were sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure



Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

January 15, 2010

Great Quest Nets $1,049,485 from Sale of Stock

VANCOUVER, BC -- **Great Quest Metals Ltd.** (TSXV: GQ; Frankfurt: GQM) ('Great Quest') reports completion of the sale of 1.5 million shares of Avion Gold Corporation ("Avion" TSX.V: AVR) for proceeds of $1,049,485 ($0.70 per share) as announced January 8, 2010. The sale of these shares reduces the 7,608,696 shares of Avion, held by Great Quest from the sale of its Kenieba gold concession to Avion as reported in our January 8, 2010 news release, to 6,108,696 shares. Although the shares are subject to a 4 month hold period, the Company is allowed to sell to an accredited investor as long as the hold period is retained by the investor. Together with the remaining 6,108,696 shares of Avion and cash proceeds to date of $1,549,485, the financial position of the Company has been significantly strengthened.

The Company's other projects consist of: the Taseko copper-gold-molybdenum property in British Columbia, Canada; the Bourdala and the Baoule River gold concessions in Mali; and the Tin Hina phosphate concession in Mali. In Mali, the Company has been active since 1998 and is well established with exploration offices and its Malian director, Mamadou Keita.

Great Quest's business is to acquire, explore and advance selected mineral properties with economic potential. The strategy now is to leverage the financial assets from the Avion transaction through other properties with a resource potential. The Company is well positioned to take advantage of the tremendous acquisition opportunities presented by current market conditions. New projects in both Mali and North America are under review for acquisition.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM



GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

January 18, 2010

Great Quest Acquires Option on Concession in Prolific West Mali Gold Belt

VANCOUVER, BC -- Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), reports that it has executed an agreement to acquire a 50 sq km, gold concession in western Mali, West Africa. The concession covers an area of extensive orpaillage where the local miners have dug pits for the recovery of gold. The results from soil sampling of past programs have yielded values of up to 4,910 ppb gold.

Under the terms of the agreement, to acquire a 100% interest in the concession, the Company is required to pay the owner approximately $120,000 over a period of three years. The 100% interest is subject to a 5% carried net profit interest and a 10% to 20% interest as required by the Malian Government on production. The commencement of payments is subject to a 30 day period of due diligence on the concession, the receipt from the Government of Mali of an Arrête de la Miniere permit and approval of the TSX Venture Exchange.

The management of Great Quest considers the potential for the discovery of significant gold deposits in western Mali very high. The Company already has experienced considerable success in the region. As an example, Great Quest acquired the Kenieba concession in 2002. Drilling in 2006 and 2007 outlined a NI 43-101 compliant mineral resource on the Djambaye 2 gold zone of 324,000 ounces of gold as described by Carl Verley (P.Geo) in his April 4, 2008 report. In 2010, the Company completed the sale of its concessions in the area to Avion Gold Corporation as detailed in its January 8, 2010 news release.

The Company will be building on its past success and using the knowledge of its geological team to acquire and explore additional concessions in the area for their gold potential. Great Quest is an exploration company with projects in Mali and British Columbia and holds cash and shares valued at over $5 million.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM